UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

ChromaDex Corporation
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
171077407
(CUSIP Number)
February 23, 2021.
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[  ]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.	171077407

1	Names of Reporting Persons
	EverFund
2	Check the appropriate box if a member of a Group (see instructions)
	(a)  [ ]
(b)  [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power
		3,846,153
	6	Shared Voting Power
		-0-
	7	Sole Dispositive Power
		3,846,153
	8	Shared Dispositive Power
		-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,846,153 shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
	-0-
11	Percent of class represented by amount in row (9)
	6.17%  (as of outstanding share as of February 20, 2021)
12	Type of Reporting Person (See Instructions)
	CO


Item 1.	Issuer
(a)	Name of Issuer: ChromaDex Corporation (the "Issuer")
(b)	Address of Issuer's Principal Executive Offices:
10900 Wilshire Blvd., Suite 600
Los Angeles, California 90024

Item 2.	Filing Person
(a)	Name of Person Filing:
Yong Rong (HK) Asset Management Limited
(b)	Address of Principal Business Office or, if None, Residence:
Yong Rong (HK) Asset Management Ltd
Suite 3008, 30/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong
Tel: +852-3620 3247  Fax: +852-3585 1677
(c)	Citizenship:
The place of organization of Yong Rong (HK) Asset Management Limited is
Hong Kong
(d)	Title and Class of Securities:
Common stock, $0.001 par value per share
(e)	CUSIP No.:	171077407

Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(a)	_ Broker or dealer registered under Section 15 of the Act;
(b)	_ Bank as defined in Section 3(a)(6) of the Act;
(c)	_ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	_ Investment company registered under Section 8 of the Investment
Company Act of 1940;
(e)	_ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	_ An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	_ A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)	_ A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	_ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	_ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	_ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	      Ownership
(a)	Amount Beneficially Owned: 3,846,153 shares
 (b)	Percent of Class:  6.17%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 3,846,153 shares
	(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of: 3,846,153 shares
(iv)	Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.
	Not applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
	Not applicable
Item 8.	Identification and classification of members of the group.
	Not applicable
Item 9.	Notice of Dissolution of Group.
	Not applicable
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 26, 2021.
By: /s/ Huang Yong
Name: Huang Yong
Title: Director